UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2019
Commission File Number: 033-97038

BROOKFIELD ASSET MANAGEMENT INC.
(Translation of Registrant’s Name into English)

Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Canada M5J 2T3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐             Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K. The Management's Discussion and Analysis of Financial Results and Unaudited Interim Consolidated Financial Statements for the quarter ended June 30, 2019 included on pages 9 to 58 and 60 to 85, respectively, of the Interim Report to Shareholders of Brookfield Asset Management Inc. for the quarter ended June 30, 2019, contained in Exhibit 99.1 of this Form 6-K, is incorporated by reference into the registration statements of Brookfield Asset Management Inc. on Form F-3 (File No. 333-182656), and on Form S-8 (File Nos. 333-214948, 333-204848 and 333-178260) and the registration statements of Brookfield Asset Management Inc. and Brookfield Finance Inc. on Form F-10 (File Nos. 333-229566 and 333-229566-01). Except for the foregoing, no other document or portion of a document filed with this Form 6-K is incorporated by reference in the above registration statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.

Date: August 14, 2019	By:	/s/ Justin Beber
	Name:	Justin Beber
	Title:	Head of Corporate Strategy and Chief Legal Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Interim Report to Shareholders
Interim Report to Shareholders of Brookfield Asset Management Inc. for the quarter ended June 30, 2019
99.2	Certification of Chief Executive Officer pursuant to Canadian Law
99.3	Certification of Chief Financial Officer pursuant to Canadian Law
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document